

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2011

<u>Via Facsimile</u>
Randall Conte
Chief Financial Officer
Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, IL 60018

      Re: Taylor Capital Group, Inc.
              Form 10-K for the fiscal year ended December 31, 2010
              Filed March 22, 2011
              Form 10-Q for the quarter ended June 30, 2011
              Filed August 4, 2011
              File No. 000-50034

Dear Mr. Conte:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John P. Nolan

                    John P. Nolan
                    Senior Assistant Chief Accountant